

July 2, 2012

Via E-mail
Mr. Simon Lowth
Interim Chief Executive Officer
Astrazeneca PLC
2 Kingdom Street
London W2 6BD

Re: **Astrazeneca PLC**
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 001-11960

Dear Mr. Lowth:

    We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

    After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Form 20-F

Item 4. Information on the Company
B. Business Overview, page 2

1. We note that sales of Crestor have increased both absolutely and as a percentage of your total sales during the last several years. Also, as sales of Seroquel and many of your other products wind-down in the next few years it is likely that sales of Crestor will remain robust at least through 2016. Crestor has become a more important part of your portfolio and is likely to become even more important to your portfolio through at least 2016. It appears to the Staff that you are and will continue to be substantially dependent upon sales of Crestor and any licensing and/or collaboration agreement you have in place relating to Crestor. Please promptly file any such agreements in an amendment to your 20-F annual report. Alternatively, if you believe you are not substantially dependent upon these agreements please provide your analysis to the Staff supplementally.

Exhibit 15.1 Annual Report and Form 20-F Information 2011

Financial Statements
Group Accounting Policies
Revenue, page 146

2. In the first paragraph on page 147 you indicate that, for newly launched products in the US, you estimate return rates based on your past experience with similar products or based on a pre-determined rate. Please clarify for us what you mean by a pre-determined rate and tell us how this pre-determined rate represents a reliable estimate of returns in order to record revenue upon product delivery as stipulated in paragraph 17 of IAS 18.

Notes to Group Financial Statements
Note 25: Commitments and contingent liabilities
Tax, page 189

3. In the transfer pricing and other international tax contingencies disclosure you indicate that you released a portion of the provision related to UK/US transfer pricing issues for your US business. Please explain to us why you released only a portion of the provision related to this issue when it appears that you reached a final settlement agreement with both UK and US taxing authorities in March 2011. If you did not reverse the entire provision associated with this issue, please tell us the amount you still have recorded and why you believe it probable that you will pay these amounts on settled matters under your tax contingency policy as disclosed on page 147. In your response, please tell us how your tax contingency policy complies with the guidance in IAS 12.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments two and three. You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant